United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Vale announces a new organizational structure

Rio de Janeiro, July 7, 2017 — Vale S.A. (Vale) announces a new organizational structure that will support the company’s value-generating strategy, which has already been communicated by our CEO, Fabio Schvartsman. The strategy is based on four pillars: performance, strategy, governance and sustainability.

The objectives that promoted this change are: fostering greater integration in our value chain and eliminating duplicity in hierarchical structures. It is important to emphasize that the integration between these areas is a determining factor for improving the performance of our businesses.

As a consequence, Vale’s Executive Board will have the following structure as of today:

•                  Ferrous Minerals and Coal: Peter Poppinga

•                  Base Metals: Jennifer Maki

•                  Chief Financial Officer and Executive Officer for Investor Relations: Luciano Siani Pires

•                  Business Support: to be defined; he/she will be responsible for providing global corporate services such as information technology and procurement.

•                  Sustainability and Institutional Relations: Luiz Eduardo Osorio

•                  General Counsel: Clovis Torres

Additionally, there will be two new directors, who are not members of the Executive Board, but report directly to our CEO:

•                  Director of People: to be defined; he/she will be responsible for Health & Safety, Human Resources, Valia (Vale’s employee pension fund).

•                  Director of Strategy and Technology: to be defined; he/she will be responsible for strategy, industry intelligence, new business development, mineral research and technology.

More details on the responsibilities of each director and each executive board member will be informed in due course, including the names that will manage the positions marked as “to be defined”.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: July 06, 2017		Director of Investor Relations